                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 1

                                  SYNAVANT INC.
                       (Name of Subject Company (Issuer))

                         JIVAGO ACQUISITION CORPORATION
                                   CEGEDIM SA
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   87157A105
                                 (CUSIP Number)

                                PIERRE MARUCCHI
                                   PRESIDENT
                                   CEGEDIM SA
                               116 RUE D'AGUESSEAU
                       92100 BOULOGNE BILLANCOURT, FRANCE
                              011 33 1 49 09 22 04

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                 JOSEPH P. GALDA
                                HODGSON RUSS LLP
                                  ONE M&T PLAZA
                            BUFFALO, NEW YORK 14203
                                  716-848-1454

                           CALCULATION OF FILING FEE:


================================================================================
        TRANSACTION VALUATION*                  AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $36,541,987                            $2,956.25
--------------------------------------------------------------------------------

*     For purposes of calculating amount of filing fee only. This amount assumes
      (i) the purchase of all outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of SYNAVANT Inc. (15,242,578 shares at April 12, 2003) at a purchase price of $2.30 in cash per share and (ii) the payment of cash in the amount of $2.30 in respect of each outstanding option and restricted stock unit to purchase shares of Common Stock with a per share exercise price or strike price that is less than $2.30 (733,214 shares at February 28, 2003) less the aggregate exercise price for all such options of $202,335.

** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals .0000809 multiplied by the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously paid: 2,956.26

      Form or Registration No.: Schedule TO-T

      Filing Party: Jivago Acquisition Corporation

      Dated Filed: April 18, 2003

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]  third-party tender offer subject to Rule 14d-1.

      [ ]  issuer tender offer subject to Rule 13e-4.

      [ ]  going-private transaction subject to Rule 13e-3.

      [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      Amendment No. 1 amends and supplements the Tender Offer Statement filed under cover of Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on April 18, 2003 (the "Schedule TO") by Jivago Acquisition Corporation, a Delaware corporation ("Purchaser"), to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of SYNAVANT Inc. (the "Company") at a purchase price of $2.30 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 18, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"). This amendment No. 1 also amends and supplements the Offer to Purchase and related Letter of Transmittal, and such documents are deemed amended and supplemented by reference to this amendment No. 1. Capitalized terms used herein and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase. Except as expressly amended hereby, the Schedule TO, the Offer to Purchase and the related Letter of Transmittal remain in full force and effect, and such documents are incorporated herein by reference.

      All information set forth in the Offer to Purchase, including all schedules and annexes thereto, is incorporated by reference in answer to Items 1-6 and 8-11 in this Schedule TO, except as otherwise set forth below.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 7 is amended and supplemented by adding the following:

          The Offer is not conditioned upon any financing arrangements. The total amount of funds required by CEGEDIM and the Purchaser to (i) consummate the Offer and the Merger; (ii) refinance certain existing indebtedness of the Company; (iii) pay fees and expenses related to the Offer and the Merger; (iv) finance working capital and other general corporate needs of CEGEDIM and its subsidiaries; and (v) pay reasonable and customary fees and expenses incurred in connection with the Offer and the Merger is estimated to be approximately $55 million (and in any event no more than $61 million). The Purchaser will obtain all funds required in connection with the Offer and the Merger from CEGEDIM. CEGEDIM currently intends to obtain such funds from existing cash and cash equivalents and/or the financing arrangements described below.

CEGEDIM entered into a loan agreement with Credit Lyonnais on April 18, 2003 (the "Loan Agreement") for an aggregate amount of Euro 50 million (the "Loan"). Of the Euro 50 million, Euro 40 million are available to finance the Offer, the Merger and related costs. The term of the Loan is five years, with amortization of 10% of the principal amount every six months. The interest rate on the Loan is Euribor plus 75 basis points (0.75%). The margin of 75 basis points will be adjusted yearly according to certain financial ratios. The Loan will be collateralized with the Shares upon completion of the Offer and the Merger. The Loan Agreement contains customary covenants.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(b) Loan Agreement by and between Cegedim SA and Credit Lyonnais, dated April 18, 2003

(g)            Not applicable.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      Not applicable.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2003


                                    Jivago Acquisition Corporation

                                    By: /s/ Pierre Marucchi
                                        -------------------
                                    Name: Pierre Marucchi
                                    Title: President

                                    Cegedim SA

                                    By: /s/ Pierre Marucchi
                                        -------------------
                                    Name: Pierre Marucchi
                                    Title: President

                              INDEX OF EXHIBITS


EXHIBIT NO.                                DOCUMENT
-----------                                --------
(b)            Loan Agreement by and between Cegedim SA and Credit Lyonnais, dated April 18, 2003